Mail Stop 3561   September 14,
2005

Via U.S. Mail and Fax (480 403-8304)

Robert W. McMartin
Vice President, Treasurer and Chief Financial Officer
CIRCUIT RESEARCH LABS, INC
1302 West Drivers Way
Tempe, Arizona 85284

Re: CIRCUIT RESEARCH LABS, INC
 Form 10-KSB for the year ended December 31, 2004
      Filed May 18, 2005

      Forms 10-QSB for fiscal quarter ended March 31, 2005

      Forms 10-QSB for fiscal quarter ended June 30, 2005

 File No. 0-11353

Dear Mr. McMartin:

 We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

                         Sincerely,
           /s/ Carlos Pacho
                for Larry Spirgel
           Assistant Director

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

          DIVISION OF
CORPORATION FINANCE